Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

September 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed August 30, 2021

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 16, 2021, regarding Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on August 30, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Form F-1 filed August 30, 2021

Prospectus Cover Page, page 1

1.	We note your response to prior comment 1. Please disclose that your securities could become worthless. Please also disclose that investors may never directly hold equity interests in the Chinese operating company.

In response to the Staff’s comment, we have revised our disclosure on the cover page and other appropriate sections of the Amendment No. 4.

2.	We note your response to prior comment 2 and reissue our comment in part. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, we have revised our disclosure on the cover page and page 9 of the Amendment No. 4.

3.	We note your response to prior comment 3 and reissue our comment. Please revise your cover page.

In response to the Staff’s comment, we have revised our disclosure on the cover page of the Amendment No. 4.

Prospectus Summary, page 1

4.	We note your response to prior comment 4 and reissue our comment in part. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

In response to the Staff’s comment, we have revised disclosure on pages 2 to 5 of the Amendment No. 4.

5.	We note your response to prior comment 6. Please revise your disclosure to reflect the information provided in your response.

In response to the Staff’s comment, we have revised disclosure on page 9 of the Amendment No. 4.

If the PRC government finds that the VIE Arrangements, page 18

6.	We note your response to prior comment 10. Please revise to disclose that your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, we have revised our disclosure on page 20 of the Amendment No. 4.

The PRC government exerts substantial influence over the manner, page 22

7.	We note your response to prior comment 11 and reissue our comment in part. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could cause your securities be worthless.

In response to the Staff’s comment, we have revised disclosure on page 24 of the Amendment No. 4.

Capitalization, page 40

8.	We note the revisions made in response to prior comment 13. Please further revise the introductory paragraph to indicate that the table sets forth your cash and cash equivalents and your capitalization as of March 31, 2021. In addition, revise the table to include bold or double lines under the cash and cash equivalent amounts.

In response to the Staff’s comment, we have revised disclosure on page 42 of the Amendment No. 4.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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